Atlassian Appoints Michelle Zatlyn, Cloudflare Co-Founder, President, and COO, to Board of Directors TEAM, Anywhere/SAN FRANCISCO (September 9, 2021) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced it has appointed Michelle Zatlyn to its board of directors. Michelle is the co-Founder, COO, and President of Cloudflare, Inc. (NYSE: NET), the security, performance, and reliability company helping to build a better Internet. “When Michelle and her fellow co-founders started Cloudflare 11 years ago, they began with the mission to help build a better Internet,” said Mike Cannon-Brookes, Atlassian’s co-founder and co- CEO. “That core ethos has been central to Cloudflare’s incredible growth to a public company with 16 global offices and over 2,000 employees. We are thrilled that she will bring her experience and perspective as a proven operator at such a mission-driven and disruptive company like Cloudflare to the Atlassian board.” Cloudflare is a global cloud services provider that delivers a broad range of services to businesses of all sizes and in all geographies—making them more secure, enhancing the performance of their business-critical applications, and eliminating the cost and complexity of managing individual network hardware. Michelle has led Cloudflare since its inception, overseeing operations as the company transformed from a startup to a leading Internet security and infrastructure company that made its debut on the New York Stock Exchange in September 2019. Today Cloudflare blocks an average of 87 billion cyber threats each day for its customers, which includes approximately 19% of the Fortune 1,000. Prior to co-founding Cloudflare, Michelle held positions at Google and Toshiba. Michelle currently sits on the World Economic Forum Young Global Leaders Foundation Board, and previously served on The NextGen Advisory Board for the Computer History Museum, as well as The Open Internet Advisory Committee Board for the Federal Communications Commission. Michelle has earned many industry recognitions including being named to Fortune's 40 Under 40 list and was part of Marie Claire's 7th Annual New Guard, focused on women in all sectors who are known for their leadership and vision. Michelle was also awarded the “Icon of Canadian Entrepreneurship” (ICE) by C100, for her impact on the world of technology and on the Canadian entrepreneurial community. She holds a B. Sc. degree, with distinction, from McGill University, and an MBA from Harvard Business School, where she was awarded the Dubilier Prize for Entrepreneurship. About Atlassian Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 200,000 customers, across large and small organizations - including Bank of America, Redfin, NASA, Verizon, and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/. Media Contact Jake Standish press@atlassian.com Investor Relations Contact Martin Lam IR@atlassian.com